



Timothy Jones, CPA · 3rd

President at Covestream

Greater Seattle Area · 500+ connections · **Contact info**

 **Covestream**

 **University of Washin
Michael G. Foster Sc**

Experience



President

Covestream

Jan 2013 – Present · 7 yrs 5 mos

Greater Seattle Area

- Co-founded a strategic media brokerage for non-profit, for profit, and governmental entities.

- Developed and executed marketing strategies, operation metrics, and collaborative engineering frameworks.

- Implemented new business models, sales initiatives and process improvements from a diverse set of stakeholders.

…see mor



Financial Advisor

Waddell & Reed

Jun 2009 – Jan 2015 · 5 yrs 8 mos

Greater Seattle Area

- Built strategic partnerships with external vendors, internal portfolio managers, and marketing teams.

- Drove process improvements from customer feedback and operational insights.   **…see mor**



Tax Associate

Berntson Porter & Company, PLLC

Jan 2012 – Jan 2013 · 1 yr 1 mo

Greater Seattle Area

- Performed tax planning and compliance for C Corps, S Corps, Fiduciary Entities, Exempt Organizations, Partnerships, and Individuals at the Federal, State, and Local levels.

- Researched and developed product life cycle planning for Real Estate, Constructio ...**see mor**



Investment Banking Analyst

Merrill Lynch

Jul 2007 – Jun 2009 · 2 yrs

Greater New York City Area

- Financial Institutions Group

- Analyzed and executed private & public transactions, including M&A, Equity, and Debt financing for clients.   **...see mor**

Education



University of Washington, Michael G. Foster School of Business

Master of Professional Accounting, Taxation

2010 – 2011



Morehouse College

Bachelor of Business Administration (B.B.A.), Accounting

2003 – 2007

Licenses & Certifications



Certified Public Accountant

Washington State Board of Accountancy

Skills & Endorsements

Financial Modeling · 2

Nirali Dalal and 1 connection have given endorsements for this skill

Financial Reporting

Financial Analysis · 1

Trevor Delmore II has given an endorsement for this skill

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